SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 17, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

18 March 2010

To:
The Company Announcements Office
Australian Securities Exchange
530 Collins Street
Melbourne VIC 3000

London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Letter to BHP Billiton Shareholders

Please find attached for release to the market a letter from the Chairman of BHP Billiton sent to shareholders.

Fiona Smith
Deputy Company Secretary

Office of the Chairman

18 March 2010

Dear Shareholder,

This is my last letter to you before I retire from the Board of BHP Billiton on 30 March 2010, having had the enormous privilege of being your Chairman since 1999.

I have always believed that the two basic drivers of value creation are profitability and growth and that the success of BHP Billiton is the result of consistent strategies set by the Board and Management to achieve these objectives. The recent interim results are again testament to our disciplined and focussed approach to delivering on our objectives.

Marius Kloppers, our exceptionally talented CEO, and his team have articulated the company’s intent clearly, which is “to be aggressive on growth, to fast-track projects in our backyard and to be alert to take advantage of opportunities that are presented by market pricing of commodities” - which includes iron ore and metallurgical coal exported to China and the Asian region.

The interim results also reflect quality outcomes from the diversified nature of our world class assets. Attributable profit after tax came in at US$6.1 billion, which was just above market consensus.

Our balance sheet is geared at 15%, and given the continued uncertainty surrounding world financial markets, we consider this prudent at this point in time.

We have maintained our progressive half year dividend of US 42¢ per share when others have faltered. We remain committed to increasing our capital expenditure and next year we plan to spend around $20 billion, which includes a US$5.8 billion equalisation payment for the Western Australian iron ore production joint venture with Rio Tinto which we believe we can finalise this calendar year.

We do remain cautious about the state of the global economy and note the recent International Monetary Fund (IMF) report which highlighted the gap in growth between developed and developing economies. The IMF predicts that between 2007 and 2011 the output from advanced economies will grow by just 1.9% whilst the developing countries will be 22.1%.

We are very mindful that most countries have difficult decisions to make regarding a wind back of stimulus packages, against the backdrop of financial services sector reform, and how they boost economic growth. Governments play a key role in spurring productivity, encouraging investment and fostering international competitiveness. It is imperative that the impact of any policy and tax changes of governments around the world on sectors of economies should be well understood and do not hinder investment and the capacity of economies to grow. Ultimately policies which reduce free cash flow available from profits generated after paying tax could affect a company’s capacity to pay future dividends to its shareholders.

These are important considerations as we plan our future but equally important are our succession processes and Board renewal which continue to work well. Following a successful transition period, which is all but complete, Jac Nasser will become the Chairman of this great company on 30 March 2010. There is no doubt in my mind that the new partnership of Jac Nasser and Marius Kloppers will deliver the long term value to which shareholders have become accustomed.

It has been one of my underlying principles to respect shareholders as the owners of the Company, as it has been to you that the Board and I have been accountable for the Company’s governance and performance.

It has been an honour to serve you, and I thank shareholders for their support over the past 13 years that I have been a member of the BHP Billiton Boards, and my last 10 years as Chairman.

Best wishes for the future.

Yours sincerely

Don Argus AC

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : March 17, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary